Exhibit 99.1

News Release
November 18, 2022

Turquoise Hill Acknowledges Announcement by Rio Tinto of Termination of Agreements with Certain Minority Shareholders of Turquoise Hill and Irrevocable offer to Dissenting Shareholders

MONTREAL -- (BUSINESS WIRE)  Turquoise Hill Resources Ltd. (TSX: TRQ) (NYSE: TRQ) (“Turquoise Hill” or the “Company”) acknowledges the announcement by Rio Tinto International Holdings Limited (“Rio Tinto”) that it has terminated the previously announced agreements (the “Agreements”) between Rio Tinto and certain shareholders of the Company related to Pentwater Capital Management LP and SailingStone Capital Partners LLC (collectively, the “Named Shareholders”) and that it has made certain irrevocable commitments for the benefit of all minority shareholders. Rio Tinto’s termination of the Agreements and its decision to provide the irrevocable commitments described below followed discussions between Rio Tinto and the Special Committee of the Board of Directors of the Company to resolve minority shareholder and public interest concerns with respect to the specific dissent and dispute resolution terms provided for in the Agreements to the Named Shareholders.

The Company intends to apply to the Supreme Court of Yukon (the “Court”) for an amended interim order to, among other things, set a new date for the special meeting of Turquoise Hill shareholders (the “Special Meeting”) to consider and, if deemed advisable, approve the plan of arrangement pursuant to which, subject to the satisfaction or waiver of all applicable conditions precedent, Rio Tinto will acquire the approximately 49% of the issued and outstanding common shares of Turquoise Hill that Rio Tinto and its affiliates do not currently own for C$43.00 per share in cash (the “Arrangement”). The Company will provide further disclosure to Turquoise Hill shareholders, including with respect to the date of the Special Meeting, following the receipt of the amended interim order. Turquoise Hill shareholders are not required to take any action at this time.

In its announcement, Rio Tinto has made certain irrevocable commitments for the benefit of all Turquoise Hill minority shareholders. Specifically, Rio Tinto has committed to do the following:

●	Waive the 12.5% dissent condition in respect of the Arrangement, provided that Turquoise Hill shares for which dissent is validly exercised do not exceed 17.5% of Turquoise Hill shares outstanding;
●
Pay C$34.40 per share (the “Upfront Payment”) to any Turquoise Hill shareholder who validly dissents and elects to receive such amount (an “Electing Shareholder”), within two business days of the effective date of the Arrangement (the “Effective Date”);

●
Pay to an Electing Shareholder interest at the Canada 1 Year Treasury Bill Yield on any balance of “fair value” that becomes payable under the dissent process over and above the Upfront Payment up to C$43.00 per share calculated from the Effective Date to the date of payment, provided that no other interest shall be payable to an Electing Shareholder in respect of any fair value payment; and

●
Allow any oppression claims by any Turquoise Hill minority shareholders, including Electing Shareholders, against Turquoise Hill, Rio Tinto or their respective affiliates, to survive the Arrangement and be pursued following the Effective Date, where such claims are served on or provided to Turquoise Hill and Rio Tinto no later than seven days following the Effective Date.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Under the dissent procedures, there is no floor or minimum to the determination of “fair value” and no assurance that dissenting shareholders will receive the full C$43.00 for their shares.

Pursuant to the Agreements, the Named Shareholders had agreed to withhold their votes in connection with the Arrangement in exchange for certain commitments by Rio Tinto with respect to the private resolution of dissent and other claims of the Named Shareholders. As a result of the termination of the Agreements, Rio Tinto is no longer committed to providing private dispute resolution procedures to the Named Shareholders in connection with their dissent and other claims. All minority shareholders of Turquoise Hill (including the Named Shareholders) may rely on the dissent proceedings provided for under Section 193 of the Business Corporations Act (Yukon), as modified by the interim order and plan of arrangement pertaining to the Arrangement, in order to exercise their dissent rights. The terms of the dissent procedures are further described in the Company’s management information circular dated September 27, 2022 (the “Circular”) and associated form of proxy and letter of transmittal (collectively, the “Meeting Materials”). The Meeting Materials are filed and available under Turquoise Hill’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. It is recommended that minority shareholders seek independent legal advice if they wish to exercise their dissent rights.

As a result of the termination of the Agreements, there is no assurance that any of the Named Shareholders will continue to withhold their vote or whether any of them will vote for or against the Arrangement.

Amendment to Schedule 13E-3

The Company will file an amendment (the “Amendment”) to its Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) previously filed with the U.S. Securities and Exchange Commission (“SEC”) on September 29, 2022 and amended on October 12, 2022 and November 3, 2022. The Amendment will be available on the Company’s profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The Amendment will supplement and revise certain disclosure contained in the Circular.  As such, shareholders are encouraged to carefully read the Amendment together with the Schedule 13E-3 and the Circular.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

About Turquoise Hill

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity, holds the remaining 34% interest.

Contact

Vice President Investors Relations and Communications
Roy McDowall
roy.mcdowall@turquoisehill.com

Follow us on Twitter@TurquoiseHillRe

Forward-looking Statements and Forward-looking Information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements regarding the Arrangement, including the anticipated timing of the Special Meeting, anticipated voting at the Special Meeting and the filing of the Amendment.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding the ability of the parties to receive in a timely manner and on satisfactory terms, the necessary shareholder approvals (including the minority approval) and Court approval; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Arrangement, and other expectations and assumptions concerning the Arrangement, present and future business strategies, local and global economic conditions, and the environment in which the Company will operate. The anticipated dates indicated may change for a number of reasons, including the inability to receive, in a timely manner, the necessary shareholder approvals (including the minority approval) and Court approval, or the necessity to extend the time limits for satisfying the other conditions to the completion of the Arrangement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included the “Risk Factors” section of the Circular and in the “Risk Factors” section of the Company’s Annual Information Form, as supplemented by the “Risks and Uncertainties” section of the Company’s Management Discussion and Analysis for the three and nine months ended September 30, 2022 (“Q3 2022 MD&A”). Further information regarding these and other risks, uncertainties or factors included in Turquoise Hill’s filings with the SEC as well as the Schedule 13E-3 and the Circular.

Readers are further cautioned that the lists of factors enumerated in the “Risk Factors” section of the Circular, the “Risk Factors” section of the Company’s Annual Information Form, the “Risks and Uncertainties” section of the Q3 2022 MD&A and the Schedule 13E-3 that may affect future results are not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and potential events and should not rely on the Company’s forward-looking statements and information to make decisions with respect to the Company. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

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